UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

BioLineRx Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
09071M 10 6
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09071M 10 6

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Insurance Enterprises Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : CO

Page 2 of 11 pages

CUSIP NO. 09071M 10 6

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : CO

Page 3 of 11 pages

CUSIP NO. 09071M 10 6

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : CO

Page 4 of 11 pages

CUSIP NO. 09071M 10 6

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 5 of 11 pages

CUSIP NO. 09071M 10 6

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 6 of 11 pages

CUSIP NO. 09071M 10 6

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 7 of 11 pages

CUSIP NO. 09071M 10 6

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person : IN

Page 8 of 11 pages

Item 1.

(a)	Name of Issuer:

BioLineRx Ltd.. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel

Item 2.

(a)	Name of Person Filing:

This Statement is filed by:

(1) Clal Insurance Enterprises Holdings Ltd.
(2) IDB Development Corporation Ltd.
(3) IDB Holding Corporation Ltd.
(4) Mr. Nochi Dankner
(5) Mrs. Shelly Bergman
(6) Mrs. Ruth Manor and
(7) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to as the “Reporting Persons” in this Statement.

(1)            Clal Insurance Enterprises Holdings Ltd. is an Israeli public corporation (“Clal”). Clal may be deemed to beneficially own the Ordinary Shares reported in this Statement (the “Issuer Shares”). See Item 4.

(2)            Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation (“IDB Development”). By reason of IDB Development’s control of Clal, IDB Development may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(3)           IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”). By reason of IDB Holding’s control (through IDB Development) of Clal, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(4)           Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (3) above.By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd. – 48 Menachem Begin Street, Tel-Aviv 66180, Israel.

IDB Development Corporation Ltd. -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

IDB Holding Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman -  9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

Mrs. Ruth Manor -  26 Hagderot Street, Savyon 56526, Israel.

Mr. Avraham Livnat -  Taavura Junction, Ramle 72102, Israel.

Page 9 of 11 pages

(c)	Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”).

(e)	CUSIP Number:

09071M 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

CLAL INSURANCE ENTERPRISES HOLDINGS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY:         /s/ Moshe Ernest         /s/  Ronit Zalman Malach
Moshe Ernest and Ronit Zalman Malach, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth  Manor and Avraham Livnat, pursuant to the Schedule 13G filed on February 14, 2012.

Page 11 of 11 pages